EXHIBIT 3.4

Text of second amendment to Amended and Restated

Articles of Incorporation of MMEX Resources Corporation

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Filed July 1, 2021

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ARTICLE IV

CAPITAL STOCK

The total number of shares of stock which the Corporation shall have authority to issue is Eleven Million (11,000,000) shares, which shall consist of (i) Ten Million (10,000,000) shares of common stock, par value $0.001 per share (the “Common Stock”), and (ii) One Million (1,000,000) shares of preferred stock, par value $0.001 per share (the “Preferred Stock”). The voting powers, designations, preferences, privileges and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions of each class or series of capital stock of the Corporation, shall be as provided in this Article IV.

A. PREFERRED STOCK.

The Preferred Stock may be issued from time to time by the Board of Directors as shares of one or more classes or series. The designations, powers, preferences and relative, optional, conversion and other special rights, and the qualifications, limitations and restrictions thereof, of Preferred Stock of each class or series shall be such as are stated and expressed herein and, to the extent not stated and expressed herein, shall be such as may be fixed by the Board of Directors (authority so to do being hereby expressly granted) and stated and expressed in a resolution or resolutions adopted by the Board of Directors providing for the issue of Preferred Stock of such class or series. Such resolution or resolutions shall (a) specify the class or series to which such Preferred Stock shall belong, (b) fix the dividend rate therefor, (c) fix the amount which the holders of Preferred Stock of such class or series shall be entitled to be paid in the event of a voluntary liquidation, dissolution or winding up of the Corporation, (d) state whether or not Preferred Stock of such class or series shall be redeemable and at what times and under what conditions and the amount or amounts payable thereon in the event of redemption, (e) fix the voting powers of the holders of Preferred Stock of such class or series, whether full or limited, or without voting powers, but in no event shall the holders of Preferred Stock of such class or series be entitled to more than one vote for each share held at all meetings of the shareholders of the Corporation; and may, in a manner not inconsistent with the provisions of this Article 4, (i) limit the number of shares of such class or series which may be issued, (ii) provide for a sinking or purchase fund for the redemption or purchase of shares of such class or series and the terms and provisions governing the operation of any such fund and the status as to reissuance of shares of Preferred Stock purchased or otherwise reacquired or redeemed or retired through the operation thereof, (iii) impose conditions or restrictions upon the creation of indebtedness of the Corporation or upon the issue of additional Preferred Stock or other capital stock ranking equally therewith or prior thereto as to dividends or distribution of assets on liquidation, and (iv) grant such other special rights to the holders of Preferred Stock of such class or series as the Board of Directors may determine and which are not inconsistent with the provisions of this Article 4. The term “fix for such class or series” and similar terms shall mean stated and expressed in a resolution or resolutions adopted by the Board of Directors providing for the issue of Preferred Stock of the class or series referred to therein. No further action or vote of the shareholders shall be required for any action taken by the Board of Directors pursuant to this Article 4.

The Board of Directors has previously designated the Series A Preferred Stock, consisting of 1,000 shares and having the rights and preferences set forth in the Certificate of Designations of the Series A Preferred Stock.

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B. COMMON STOCK.

The holder of each share of Common Stock shall be entitled to one vote for each such share as determined on the record date for the vote or consent of shareholders and shall vote together with the holders of Series A Preferred Stock of the Company as a single class upon any items submitted to a vote of shareholders, except with respect to matters requiring a separate series or class vote.

C. REVERSE SPLIT

The Corporation does, by Amendment to these Amended and Restated Articles of Incorporation effective July 1, 2021 (the “Effective Date”), does effect a reverse split of its outstanding shares of Common Stock (“Old Common Stock”). Each 10,000 shares of Old Common Stock outstanding immediately before the Effective Date, and each 10,000 shares of Old Common Stock issuable pursuant to an instrument exercisable for shares of Old Common Stock, shall, on the Effective Date, be reclassified and converted into, and become a right to receive, and the holders of the outstanding Old Common Stock or instruments exercisable for such Old Common Stock shall be entitled to receive therefore upon surrender of the certificates representing such shares of Old Common Stock to the Corporation, or upon exercise of such instrument, one share of Common Stock, $0.001 par value of the Corporation, subject to the treatment of fraction shares set forth herein.

No scrip or fraction certificates will be issued. Fractional shares will be rounded up, so that a holder of shares of Old Common Stock will receive, in lieu of any fraction of a post-split share to which the holder would otherwise be entitled, an entire post-split share of Common Stock. No cash payment will be made to reduce or eliminate any fractional share interest.

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